BYLOG GROUP CORP.

84/1 Bilang, Hutan #402, Liaoning Province,

Dalian City, District ZhongShan 116013, China

Tel.  (775) 430-5510

Email: bylogcorp@yandex.com

July 14, 2016

Mr. Ivan Griswold

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bylog Group Corp.

       Registration Statement on Form S-1

       Filed June 3, 2016

       File No. 333-211808

Dear Mr. Griswold,

Bylog Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated June 30, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 3, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You appear to be a shell company, as defined in Rule 405 of the Securities Act, because you appear to have no or nominal operations and no or nominal assets. Specifically, we note your statements indicating that you have only nominal sales and have been involved primarily in organization activities to date as well as your balance sheet indicating that your assets consist primarily of cash. As such, please disclose on your prospectus cover page that you are a shell company and add a risk factor disclosing the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response: We do not believe that Bylog Group Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company clearly has assets in line with its stage of development and its business model. Although the Company currently has one paying client according to the agreement signed on January 20, 2016 and revenue is currently $2,718, the Company signed two additional agreements on June 9, 2016 and June 15, 2016 and received $4,000 in total according to the agreements, the Company during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

Considering that the Company was and remains a “development stage company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today. We do not believe that Bylog Group Corp. is a “shell company”.

Cover Page

2. Your stated business plan involves creating a web-platform for people willing to deliver services in design. Yet your agreement entered into on January 20, 2016 involves creating a webpage for your client, which appears to be unrelated to establishing a web-platform to be used by designers. Please revise your disclosure to provide a clearer description of your intended business and ensure that your disclosure is consistent throughout.

Response: We have revised our disclosure to provide a clearer description of our intended business.

Risk Factors, page 7

3. You disclose that your president and principal offices are located in Dalian City, China. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U. S. federal securities laws against Bylog Group’s principal officer and company assets located in foreign jurisdictions.

Response: We have added additional risk factor.

“We are solely dependent upon the funds to be raised …,” page 7

4. Please revise to state the number of months your current cash resources will fund. Also, please make similar revisions to your discussion of liquidity needs in MD&A on page 22.

Response: We have revised to state the number of months our current cash resources will fund. Also, we make similar revisions to our discussion of liquidity needs in MD&A section.

Use of Proceeds, page 15

5. In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 25% of the securities in the offering to give potential investors a better understanding of the full range of possible outcomes.

Response: We have revised our discussion to include a column assuming the sale of 25% of the securities in the offering.

6. We note your disclosure stating that Mr. Iaroshenko will not receive any proceeds from this offering, and that any loans outstanding will be paid if and when you generate revenues. Revise your disclosure to clarify, if true, that there are no agreements prohibiting you from making any such payments from offering proceeds, or prior to generating revenues.

Response: We have revised to clarify that there are no agreements prohibiting us from making any payments to our president and director, Mr. Iaroshenko, from offering proceeds, or prior to generating revenues.

Description of Business, page 23

7. Please tell us whether you intend to implement any dispute resolution mechanism in the event a user dispute arises regarding whether a service has been successfully completed. Please also discuss whether you may incur any legal liability as a result of any such user disputes.

Response: We are Internet advertising platform service which is mediator between our customers (freelance web designers) and individuals or entities willing to order web design service. We do not responsible for the service provided by our customers. In case there is any dispute arises regarding the service provided by the web designers we will not incur any legal liability as a result of any such disputes. We are not responsible for the quality of services, for the designer's communication or lack there of, as we only provide them with the tools of enhancing their marketability by organizing their portfolios and hosting them online. Moreover, we understand that such proceedings may have an negative impact on the reputation of our web platform.

Government Regulation, page 26

8. Please clarify whether in the process of effecting transactions on your platform, you will hold customers’ funds during the pendency of the transaction. To the extent that you will hold third-party funds, it appears that you should briefly discuss the implications resulting from potential regulatory requirements related to these activities. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response: We have clarified whether in the process of effecting transactions on our platform, we will hold customers’ funds during the pendency of the transaction in “Description of Business” section. We do not intend to hold customers’ funds during the pendency of the transaction.

9. Please significantly expand your discussion to discuss with specificity the regulatory implications related to operating your Internet services platform in China, including any restrictions applicable to foreign businesses.

Response: We have expanded our discussion to discuss with specificity the regulatory implications related to operating our Internet services platform in China, including any restrictions applicable to foreign businesses. We have also added additional risk factor to discuss the risk of developing Internet business in China.

Directors, Executive Officers, Promoter and Control Persons, page 27

10. Please expand your disclosure to briefly describe the type of web development services provided and the geographical location(s) where Mr. Iaroshenko operated his business. Such disclosure appears necessary to provide investors with information on the nature and context of his prior business.

Response: We have expanded our disclosure to briefly describe the type of web development services provided and the geographical location(s) where Mr. Iaroshenko operated his business.

Please direct any further comments or questions you may have to the company at bylogcorp@yandex.com

Thank you.

Sincerely,

/S/ Dmitrii Iaroshenko

Dmitrii Iaroshenko, President